Exhibit 99.1

Daqo New Energy Corp. to Hold Annual General Meeting on November 18, 2019

Shihezi, October 21, 2019 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it will hold its annual general meeting (the “AGM”) at Daqo New Energy Corp. Shanghai Office, Room D, 29th Floor, Huadu Building, No. 838, Zhangyang Road, Pudong District, Shanghai 200122, People’s Republic of China on November 18, 2019 at 10 A.M. (Beijing time).

Holders of record of the Company’s ordinary shares at the close of business in the Cayman Islands on October 31, 2019 will be entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, from its website at http://ir.xjdqsolar.com, by emailing the Company’s Investor Relations Department at kevin.he@daqo.com, or by writing to:

Daqo New Energy Corp. Shanghai Office

Room D, 29th Floor, Huadu Building

No. 838, Zhangyang Road

Pudong District, Shanghai 200122

People’s Republic of China

Attention: Investor Relations Department

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

For more information, please visit http://www.dqsolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Daqo New Energy’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In the U.S.

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com